12010275

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2012
11 REGISTRATIONS BRANCH

14
2/29/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USA Financial Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6020 East Fulton Street
(No. and Street)

Ada (City) MI (State) 49301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Enders (800) 530-9872
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Echelbarger, Himebaugh, Tamm & Co., P.C.
(Name – *if individual, state last, first, middle name*)

5136 Cascade Road SE, Suite 2A (Address) Grand Rapids (City) MI (State) 49546 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/2012

OATH OR AFFIRMATION

I, Brent Enders, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USA Financial Securities Corporation, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

President
Title

[signature] exp 10-20-15
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USA FINANCIAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

CONTENTS

DECEMBER 31, 2011 AND 2010

USA FINANCIAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

FOR YEARS ENDED
DECEMBER 31, 2011 AND 2010

EHTC
BUSINESS STRATEGISTS
TECHNOLOGY SOLUTIONS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

Dennis M. Echelbarger CPA/CFF
Diane L. Friar CPA/ABV/CFF
David G. Echelbarger CPA
Robin M. Stoner CPA/MST
Robert E. Milanowski
Dale R. Manske CPA
Curt A. Reppuhn CPA
Jennifer A. Hashley CPA
Margie S. Gerencer CPA/MBA
Ronald J. Kaley MBA
Jenna L. Federau MSA
Cody E. Pike MST
Shawn E. Pearce CPA

INDEPENDENT AUDITOR'S REPORT

February 9, 2012

Board of Directors
USA Financial Securities Corporation
Ada, Michigan

We have audited the accompanying statements of financial condition of USA Financial Securities Corporation as of December 31, 2011 and 2010, and the related statements of income (loss), changes in stockholders' equity, and changes in financial condition for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the American Institute of Certified Public Accountants' Auditing Standards Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USA Financial Securities Corporation as of December 31, 2011 and 2010, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles issued by United States of America Financial Accounting Standard Board.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Form X-17A-5 Part III and the supplementary schedules listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Echelbarger Himebaugh Tamm & Co, P.C.

Echelbarger, Himebaugh, Tamm & Co., P.C.

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

ASSETS	December 31, 2011	December 31, 2010
Cash	$ 580,628	$ 764,097
Receivables:		
Commissions	502,119	519,695
Related parties	58,224	51,921
Representatives	10,219	33,912
Other	5,500	-
Prepaid expenses	229,292	229,541
Office furniture and equipment, at cost, less accumulated depreciation of $35,264 and $45,648, respectively	2,726	4,346
Software net of of accumulated amortization of $67,361 and $59,711, respectively	-	7,650
Clearing deposit - Pershing	25,000	25,000
Operational accounts - Pershing	32,182	17,092
CRD daily account	6,905	3,644
Available-for-sale security	9,315	-
Deferred income tax	-	548
TOTAL ASSETS	$ 1,462,110	$ 1,657,446

LIABILITIES AND STOCKHOLDERS' EQUITY	2011	2010
LIABILITIES:		
Accounts payable:		
Representatives	$ 451,284	$ 515,357
Related party	34,542	29,217
Trade	14,904	28,062
Accrued expenses:		
Leased employees - related party	47,649	43,639
State taxes payable	500	5,984
Other	-	24,000
Note payable	96,397	98,588
Representative errors and omissions insurance deposits	61,132	54,724
Operational accounts - Pershing	69	396
Subordinated dividend payable	-	21,036
Deferred income tax	-	3,293
Total Liabilities	706,477	824,296
STOCKHOLDERS' EQUITY:		
Capital stock, no par value; shares authorized 60,000; issued and outstanding 12,000	200,000	200,000
Paid-in capital	485,000	485,000
Retained earnings	71,625	148,150
Accumulated other comprehensive income	(992)	-
Total Stockholders' Equity	755,633	833,150
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,462,110	$ 1,657,446

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF INCOME (LOSS)

	For year ended December 31,			
	2011		2010	
REVENUES:				
Investment company revenue	$ 331,129	3.16 %	$ 361,288	3.91 %
Fees for account supervision	3,258,343	31.11	3,156,859	34.13
Other revenue	6,885,506	65.73	5,731,435	61.96
Total Revenues	10,474,978	100.00	9,249,582	100.00
EXPENSES:				
Salaries and other employment costs for officers	224,672	2.14	246,727	2.67
Other employment compensation and benefits	1,068,279	10.20	908,626	9.82
Interest expense	4,294	0.04	4,502	0.05
Regulatory fees and expenses	139,924	1.34	125,361	1.36
Other expenses	8,903,028	84.99	7,685,944	83.10
Total Expenses	10,340,197	98.71	8,971,160	97.00
Income Before Income Taxes	134,781	1.29	278,422	3.00
INCOME TAXES	23,740	0.23	15,843	0.17
NET INCOME	$ 111,041	1.06 %	$ 262,579	2.83 %

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Paid-in	Retained
	Shares	Amount	Capital	Earnings
Balance at January 1, 2010	12,000	$ 200,000	$ 285,000	$ -
Additional paid in capital	-	-	200,000	-
Dividends	-	-	-	(114,429)
Net income	-	-	-	262,579
Balance at December 31, 2010	12,000	200,000	485,000	148,150
Dividends	-	-	-	(187,566)
COMPREHENSIVE INCOME:				
Net income	-	-	-	111,041
Change in unrealized loss on securities available-for-sale	-	-	-	-
Total Comprehensive Income				
Balance at December 31, 2011	12,000	$ 200,000	$ 485,000	$ 71,625

See Independent Auditor's Report
See notes to financial statements

Accumulated Other Comprehensive Income	Total Stockholders' Equity
$ -	$ 485,000
-	200,000
-	(114,429)
-	262,579
-	833,150
-	(187,566)
-	111,041
(992)	(992)
	110,049
$ (992)	$ 755,633

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF CHANGES IN FINANCIAL CONDITION

	For year ended December 31, 2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 111,041	$ 262,579
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Deferred income taxes (benefit)	(2,744)	(972)
Depreciation and amortization expense	9,270	14,561
(Increase) decrease in:		
Receivables	29,466	(273,550)
Prepaid expenses	249	2,614
Operational accounts	(15,090)	24,863
CRD Daily account	(3,261)	196
Increase (decrease) in:		
Accounts payable	(71,906)	289,392
Accrued expenses	(25,474)	23,592
Other liabilities	6,081	11,752
NET CASH PROVIDED BY OPERATING ACTIVITIES	37,632	355,027
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of available-for-sale security	(10,307)	-
Purchase of equipment and furniture	-	(2,046)
NET CASH USED BY INVESTING ACTIVITIES	(10,307)	(2,046)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from note payable	156,979	159,285
Payments on note payable	(159,171)	(164,545)
Proceeds from additional paid in capital	-	200,000
Dividends paid	(208,602)	(404,547)
NET CASH USED BY FINANCING ACTIVITIES	(210,794)	(209,807)
INCREASE (DECREASE) IN CASH	(183,469)	143,174
CASH, Beginning of Year	764,097	620,923
CASH, End of Year	$ 580,628	$ 764,097

See Independent Auditor's Report
See notes to financial statements

	For year ended December 31,	
	2011	2010
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Operating Activities Include Cash Payments For:		
Interest	$ 4,294	$ 4,502
Income Taxes	$ 15,903	$ 25,015
Non-cash Financing Transactions:		
Subordinated dividend payable	$ -	$ 21,036

See Independent Auditor's Report
See notes to financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

USA Financial Securities Corporation (Company) is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Michigan Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company is engaged in business as a securities broker-dealer, which comprises several classes of services, including agency transactions with occasional principal transactions. In addition, the Company is also a Registered Investment Advisor.

CASH AND CASH EQUIVALENTS

The statement of changes in financial condition is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value. The Company held no cash equivalents at December 31, 2011 and 2010.

AVAILABLE-FOR-SALE-SECURITIES

Available-for-sale securities consisting of a non-publicly traded Real Estate Investment Trust (REIT) is carried at market value. Realized gains and losses on available-for-sale securities are recognized in the statement of income as they occur. Unrealized holding gains and losses are recognized as a net amount in a separate component of stockholders' equity. Cost of securities sold for purpose of computing gains or losses is determined by the specific identification method.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in debt and equity securities that are classified as available-for-sale on a recurring basis.

FASB ASC 820-10 defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements for fair value measurements.

Level 1 – inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 – inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 – inputs are unobservable inputs for the asset or liability.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

OTHER COMPREHENSIVE INCOME

The Company complies with provisions of FASB ASC 220, *Comprehensive Income*, which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distributions to owners, for the period in which they are recognized. Comprehensive income is the total of net income/loss and all other non-owner changes in equity (or other comprehensive income) such as unrealized gains or losses on securities classified as available-for-sale, foreign currency translation adjustments and minimum pension liability adjustments. Accumulated other comprehensive income/loss must be reported on the face of the financial statements. As of December 31, 2011 accumulated other comprehensive income/loss represents the unrealized loss on available-for-sale securities.

ACCOUNTS RECEIVABLE

Accounts receivable are securities fees/commissions and representative fee obligations due under normal trade terms.

Management reviews all representative accounts receivable periodically to determine if any amounts will be uncollectible. Based upon the credit risk of specific representatives, historical trends and other information; amounts that are determined to be potential credit losses are written off when determined uncollectible. Such losses have historically been within management's expectations.

COMMISSIONS (REVENUE RECOGNITION)

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

PREPAID FINRA LICENSING

The Company amortizes the cost of annual FINRA licensing over the period of benefit which was twelve months for 2011 and 2010.

PROPERTY AND EQUIPMENT

Depreciation for financial statement purposes is computed using the straight-line method, based on estimated useful lives of the assets which, in some instances, may be greater than the lives allowed for tax purposes. For income tax purposes, assets are depreciated using the straight-line method and the Modified Accelerated Cost Recovery System (MACRS).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SOFTWARE

Software is being amortized over three years using the straight line method.

ADVERTISING COSTS

Advertising costs are charged to expense as incurred.

INCOME TAXES

No federal income taxes have been provided because the corporation operates as an S corporation. Under this provision of the Internal Revenue Code, the shareholders include the Company's earnings (losses) on their individual tax returns.

The Company is subject to the Michigan Business Tax (MBT), which is considered an income tax. Income taxes are provided on the liability method whereby deferred income tax assets are recognized for deductible temporary differences, operating losses and income tax credit carryforwards, and deferred income tax liabilities are recognized for taxable temporary differences. Deferred income tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred income tax assets and liabilities are adjusted for the effect of changes in income tax laws and rate on the date of enactment.

Income tax positions taken by the Company are recognized and measured under a more-likely-than-not success threshold. Management has evaluated the Company's various tax positions under this criteria for recognition, derecognition, and measurement in these financial statements.

The Company files income tax returns in U.S. federal and several state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal tax examinations for years before 2007 and state tax examinations for years before 2006.

The Company accrues interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the years ended December 31, 2011 and 2010, the Company accrued interest or penalties relating to unrecognized tax benefits in the amount of $0 for each year.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles issued by United States of America Financial Accounting Standards Board (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

The Company is also subject to credit risk to the extent that the Company's clearing broker may be unable to fulfill its obligations either to return the Company's securities held as deposits or repay net commission owed.

The Company's policy is to monitor its market exposure and counterparty risk. The Company maintains insurance to mitigate their risk.

RELATED PARTIES

As of January 1, 2010, the Company became a wholly-owned subsidiary of Wealthnetic Corporation (formerly USA Financial Holding Corporation). The Company has transactions with their Parent Company and also with other subsidiaries of Wealthnetic Corporation: Wealthnetic Team Corporation (formerly USA Financial Team Corporation), AnnuAssure Corporation (formerly USA Financial Distribution Corporation), Portformulas Investing Corporation, and Plug-N-Run Corporation. In addition, the Company also has transactions with another related party, WaltEnd, LLC (formerly Get2W, LLC). Please see note 12 for additional related party information.

3. CASH

Substantially all cash is on deposit with three financial institutions. At various times during the year, the Company's cash in bank balances exceeds the Federally Insured limits. At December 31, 2011, the Company bank balance totaled $599,074, of which none was uninsured by the Federal Deposit Insurance Corporation (FDIC).

4. AVAILABLE-FOR-SALE SECURITIES

Marketable securities have been classified according to management's intent. Available-for-sale securities at December 31, 2011 are summarized as follows:

	Cost	Estimated Market Value	Gross Unrealized Gains (Losses)
Inland American Real Estate Trust	$ 10,307	$ 9,315	$ (992)

There were no available for sale securities as of December 31, 2010. All of the Company's investments are measured using Level 2 inputs (third party secondary market report commonly used within the Company's industry).

5. DEPOSIT WITH CLEARING BROKER

The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $25,000.

6. ADVERTISING COSTS

Advertising expense charged to operations totaled $20,629 and $2,552 for the years ended December 31, 2011 and 2010, respectively.

7. SOFTWARE

Software is being amortized over three years using the straight line method. Software amortization expense for the years ended December 31, 2011 and 2010, was $7,650 and $13,294 respectively. Software was fully depreciated as of December 31, 2011.

8. NOTE PAYABLE

The Company has an unsecured short term note payable to finance its errors and omissions insurance. The note requires monthly payments of $14,013 including interest at 5.64% and matures in August 2012.

9. INCOME TAXES

Provision (benefit) for income taxes consists of the following:

	December 31,	
	2011	2010
Current :		
Michigan	$ 9,600	$ 14,850
Other states	16,885	1,965
Deferred:		
Michigan	(2,745)	(972)
	$ 23,740	$ 15,843

Temporary differences giving rise to the deferred tax asset (liability) consists primarily of prepaid expenses and a net operating loss accounted for differently for financial reporting and tax purposes.

Net deferred income tax amounts consist of the following components:

	December 31,	
	2011	2010
Deferred Income Tax assets (liabilities)	$ -	$ (2,745)

The Company's effective income tax rate is higher than what would be expected because it is an S corporation which does not pay federal corporate income taxes. However, the Company was subject to the MBT and other state income taxes. The tax rate applied is based on timing differences for expenses deductible for financial reporting purposes that are deductible for tax purposes on a different basis. During 2011 the MBT was repealed and replaced with a corporate income tax. Therefore, the MBT deferred income taxes were written off during the year ended December 31, 2011.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the Company to maintain minimum net capital of not less than $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $355,764 which was $305,764 in excess of the required net capital of $47,098, and the Company's aggregate indebtedness to net capital ratio was 1.99 to 1. At December 31, 2010, the Company had net capital of $447,020 which was $392,067 in excess of the required net capital of $54,953, and the Company's aggregate indebtedness to net capital ratio was 1.84 to 1.

11. SUBORDINATED DIVIDEND PAYABLE

On December 31, 2011 and 2010, a dividend was declared by the Corporation amounting to $0 and $21,036, respectively. The subordinated dividend payable will not be paid unless all of the following conditions are met: (a) The claims of the stockholder payment dividends will be subordinated to all other claims against and obligations of the Company, whether secured or unsecured, and whether now existing or arising before the actual payment of the dividend payable, (b) The payments of the dividend payable will remain subject to the provisions of Section 345 of the Michigan Business Corporation Act, and (c) The payment will not occur if the payment would result in a violation of SEC Rule 15c3-1(e), *Limitation on Withdrawal of Equity Capital.* The Company paid the dividend declared in 2010 during 2011.

12. RELATED PARTY TRANSACTIONS

The Company rents office space on a month-to-month basis from WaltEnd, LLC (formerly Get2W, LLC). A total of $152,309 and $120,000 was charged to expense under this agreement during the years ended December 31, 2011 and 2010, respectively.

Additionally, the Company reimburses AnnuAssure Corporation (formerly USA Financial Distribution Corporation) on a monthly basis for costs paid on the Company's behalf. The unpaid portion of these expenses included in accounts payable at year end is $34,542 and $29,217 at December 31, 2011 and 2010, respectively. Total expenses reimbursed for the year ended December 31, 2011 and 2010 were $313,859 and $314,766 respectively.

The Company reimburses Wealthnetic Corporation (formerly USA Financial Holding Corporation) (Parent Company) on a monthly basis for costs paid on the Company's behalf. The unpaid portion of these expenses included in accounts payable at year end is $0 for each year ended December 31, 2011 and 2010. Total expenses reimbursed for the year ended December 31, 2011 and 2010 was $63,537 and $18,021, respectively. In addition to reimbursed expenses, the Company paid Parent Company $42,000 and $3,000 in management fees for the years ended December 31, 2011 and 2010, respectively. As of December 31, 2011 there is a receivable balance owed to the Company from Wealthnetic Corporation of $15,328 for allocation of taxes overpaid during the year.

Several representatives of the Company are either owners of the Company or employees of Wealthnetic Team Corporation (formerly USA Financial Team Corporation). These related representatives generated $21,079 and $15,762 in revenue during the years ended December 31, 2011 and 2010, respectively. Of this revenue, the amount uncollected and included in commissions receivable totaled $474 and $669 for the years ended December 31, 2011 and 2010, respectively. A portion of the revenue generated was paid to these representatives and expensed as commission expense. Commission expense paid to related parties is summarized as follows:

12. RELATED PARTY TRANSACTIONS (CONTINUED)

	For year ended December 31,	
	2011	2010
Related representative commission expense	$ 16,864	$ 12,585

Of the total charged to commission expense, there was $379 and $535 due to these representatives at December 31, 2011 and 2010, respectively.

The Company has a revenue sharing agreement with AnnuAssure Corporation (formerly USA Financial Distribution Corporation). The revenue sharing agreement generated $557,050 and $659,666 of the Company's revenues for the years ended December 31, 2011 and 2010, respectively. The unpaid portion of this income included in accounts receivable at year end is $43,682 and $51,921 for years ended December 31, 2011 and 2010, respectively.

The Company engages in business with Portformulas Investing Corporation. The revenue generated from this business totaled $1,555,385 and $1,181,784 of the Company's revenues for the year ended December 31, 2011 and 2010, respectively. The unpaid portion of this income included in accounts receivables - commissions at year end is $143,644 and $112,212 for years ended December 31, 2011 and 2010, respectively.

The Company receives marketing support services from Plug-N-Run Corporation. A total of $16,000 and $0 was charged to expense under this agreement during the years ended December 31, 2011 and 2010, respectively.

The Company leases the majority of its employees from USA Financial Team Corporation. The payments made to this Company are for payroll related expenses, a management fee, and a 401k plan for all eligible employees. Total payments made to this related party for the year ended December 31, 2011 and 2010 were $1,366,008 and $1,114,196, respectively. The unpaid portion of these expenses included in accounts payable at year end was $0 for each of the years ended December 31, 2011 and 2010. Accrued leased employee expense totaled $47,649 and $43,639 at December 31, 2011 and 2010, respectively.

13. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 9, 2012, the date the financial statements were available to be issued.

14. CONTINGENCIES

The Company is involved in certain legal actions arising in the ordinary course of business. Management believes, based on the advice of legal counsel, that such litigation and claims will be resolved without a material effect on the Company's financial position.

USA FINANCIAL SECURITIES CORPORATION
SCHEDULE I -
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2011

NET CAPITAL:		
Total stockholders' equity		$ 755,633
Total capital qualified for net capital		755,633
Deductions and/or charges:		
Nonallowable assets:		
Receivables:		
Non-allowable commissions	$ 77,688	
Related party	58,224	
Representatives	10,219	
Other	5,500	
Prepaid expenses	229,292	
Availiable-for-sale security	9,315	
CRD daily account	6,905	
Office furniture and equipment, net of accumulated depreciation	2,726	399,869
TOTAL NET CAPITAL		$ 355,764
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable		$ 500,730
Accrued expenses:		
Leased employees - related party		47,649
State taxes payable		500
Note payable		96,397
Representative errors and omissions insurance deposits		61,132
Operational accounts - Pershing		69
TOTAL AGGREGATE INDEBTEDNESS		$ 706,477
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital requirement		$ 50,000
Minimum net capital required		$ 47,098
Excess net capital at 1,500 percent		$ 305,764
Excess net capital at 1,000 percent		$ 285,116
Ratio: Aggregate indebtedness to net capital		1.99 to 1

Statement Pursuant to Rule 17a-5(d)(4) - A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no differences between the Company's computation of net capital and the computation contained herein.

BUSINESS STRATEGISTS
TECHNOLOGY SOLUTIONS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

SCHEDULE II –
INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)
FOR A BROKER DEALER EXEMPT FROM SEC RULE 15c3-3

February 9, 2012

Board of Directors
USA Financial Securities Corporation
Ada, Michigan

In planning and performing our audits of the financial statements and supplemental schedules of USA Financial Securities Corporation (Company), as of and for the years ended December 31, 2011 and 2010 in accordance with generally accepted auditing standards as established by the American Institute of Certified Public Accountants Auditing Standards Board, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com
200 S. Court Ave., Suite 2, P.O. Box 1154 Gaylord, MI 49734 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles issued by United States of America Financial Accounting Standards Board. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is deficiency, or combination of deficiencies, in internal control over financial reporting, such there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2011 and 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.

Echelbarger, Himebaugh, Tamm & Co., P.C.

BUSINESS STRATEGISTS
TECHNOLOGY SOLUTIONS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

Dennis M. Echelbarger CPA/CFF
Diane L. Friar CPA/ABV/CFF
David G. Echelbarger CPA
Robin M. Stoner CPA/MST
Robert E. Milanowski
Dale R. Manske CPA
Curt A. Reppuhn CPA
Jennifer A. Hashley CPA
Margie S. Gerencer CPA/MBA
Ronald J. Kaley MBA
Jenna L. Federau MSA
Cody E. Pike MST
Shawn E. Pearce CPA

SEC
Mail Processing
Section

FEB 24 2012

Washington, DC
123

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED UPON PROCEDURES TO USA FINANCIAL SECURITIES CORPORATION'S SIPC ASSESSMENT RECONCILIATION AS REQUIRED UNDER SEC RULE 17a-5(e)(4)

February 9, 2012

To the Board of Directors
USA Financial Securities Corporation
6020 Fulton Street
Grand Rapids, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by USA Financial Securities Corporation (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check stubs and printouts of online bank statements) noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and engagement documentation noting no differences or adjustments in the Company prepared Form SIPC-7.

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com
200 S. Court Ave., Suite 2, P.O. Box 1154 Gaylord, MI 49734 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and engagement documentation (the Company's year-end audited income statement) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.

Echelbarger, Himebaugh, Tamm & Co., P.C.